Exhibit 12.3
HIGHWOODS REALTY LIMITED PARTNERSHIP

RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED UNIT DISTRIBUTIONS

Three Months Ended March 31, 2010
Earnings:
Income from continuing operations before equity in earnings of unconsolidated affiliates	$11,099
Fixed charges	23,827
Capitalized interest	(353)
Distributions of earnings from unconsolidated affiliates	657
Total earnings	$35,230

Fixed charges and Preferred Unit distributions:
Contractual interest expense	$21,802
Amortization of deferred financing costs	835
Interest expense on financing obligations	476
Capitalized interest	353
Interest component of rental expense	361
Total fixed charges	23,827
Distributions on Preferred Units	1,677
Total fixed charges and Distributions on Preferred Units	$25,504

Ratio of earnings to fixed charges	1.48
Ratio of earnings to combined fixed charges and Distributions on Preferred Units	1.38